CANTOR FITZGERALD & CO.

499 Park Avenue

New York, New York 10022

April 12, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Tim Buchmiller

Re:                  Brainsway Ltd.

Registration Statement on Form F-1, as amended

File No. 333-229233

Dear Mr. Buchmiller:

In accordance with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the representative of the several underwriters (the “Representative”), hereby joins in the request of Brainsway Ltd. (the “Registrant”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Tuesday, April 16, 2019, or as soon thereafter as practicable, or at such later time as Registrant’s counsel may request via telephone call to the staff.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as the representative of the several underwriters, represents that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CANTOR FITZGERALD & CO.
As representative of the several underwriters

By:	/s/ Bala Murty
Name: Bala Murty
Title: Chief Operating Officer, Investment Banking